Mail Stop 3233
                                                            November 27, 2018

Via E-mail
Laurence J. Pino
Chief Executive Officer
Tuscan Gardens Senior Living Communities, Inc.
189 S. Orange Ave, Suite 1650
Orlando, FL 32801

       Re:     Tuscan Gardens Senior Living Communities, Inc.
               Amendment No. 2 to
               Draft Offering Statement on Form 1-A
               Submitted October 31, 2018
               CIK No. 0001746666

Dear Mr. Pino:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated October 25, 2018 and the revised disclosure on pages 19 and 61. We continue to believe that you should revise your disclosure to:
           a. Provide more robust disclosure of the risks and impact of these provisions on investors overall, including, but not limited to, increased costs to bring a claim, limited access to information and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable;
 Laurence J. Pino
Tuscan Gardens Senior Living Communities, Inc.
November 27, 2018
Page 2

             Revise to move any discussion of how these provisions may be "helpful" from the risk factor section to the general disclosure regarding these provisions on page 61;
             and
             Address more specifically any uncertainty as to enforceability under federal and state law.

2. We note your disclosure in footnote 1 on page 2 that you intend to operate your business in a manner that will permit you to "maintain an exemption from registration under
      Sections 3(a)(2)(C)(i) and 3(b)(i) of the Investment Company Act of 1940." Please
      provide us a detailed analysis of how you meet the exemption under
Section 3(b)(1) of
      the Investment Company Act of 1940. Please also provide the specific exemption that your subsidiaries intend to rely on and a detailed analysis of how each subsidiary intends to meet that exemption. In addition, please tell us whether Tuscan Gardens Advisor is a registered investment advisor under the Investment Advisers Act of 1940. We may have further comment.

3. We note your disclosure on page 10 that: "The Company intends to create and operate a portfolio of Company Properties, and ultimately dispose of them to generate revenue for the Company." Depending on the specific facts and circumstances, this sentence may suggest that you could operate as a Special Situations Investment Company, which would require registration under the Investment Company Act of 1940. Please explain whether you will in fact operate as a Special Situations Investment Company. We may have further comment.

4. We note your response to comment 3 of our letter dated October 25, 2018 and the revised disclosure on page 31 that refers to "the only prior [M]anagement experience that [y]our officers and directors have as a team." Please note that a program is defined broadly.
      Please revise to provide relevant Guide 5 disclosure, including prior performance disclosure, or tell us specifically why such disclosure is not appropriate. Please refer to
      Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure
      Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance
      Topic No. 6.

Cover Page

5. We note your response to comment 5 of our letter dated October 25, 2018. We continue to believe that, as a blind pool, your lack of operations do not appear to support your projected dividend rate of 8% and your projected internal rate of return of 12% to 18%.
      Please revise your disclosure on pages 2, 40 and 74 to remove this information or provide disclosure that supports your ability to pay this dividend rate and achieve the projected rate of return.
 Laurence J. Pino
Tuscan Gardens Senior Living Communities, Inc.
November 27, 2018
Page 3

Use of Proceeds, page 25

6. We note your revised table on page 25. Please revise to clarify the percentage net proceeds to the company from the offering if the maximum offering amount is raised.

Company Affiliates' Current Ownership Interests in Senior Living Facilities, page 31

7. You state on page 31 that company affiliates have ownership interests in a variety of senior living facilities. Please revise to specifically describe these ownership interests and describe the affiliates' experience raising funds for each facility, including whether equity or debt was raised and whether each facility is currently in compliance with all financing arrangements.

        With respect to questions relating to our comment regarding the Investment Company
Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-
6840. You may contact Isaac Esquivel at (202) 551-3395 or Kevin Woody, Accounting Branch
Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at
(202) 551-3401
with any other questions.

                                                             Sincerely,

                                                             /s/ Jennifer
Gowetski

                                                             Jennifer Gowetski
                                                             Senior Counsel
                                                             Office of Real
Estate &
                                                             Commodities